SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2017

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                No  ☒

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM
1	Translation of letter to the Buenos Aires Stock Exchange dated December 14, 2017.

TRANSLATION

Buenos Aires, December 14, 2017

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Re:    YPF S.A. Celebrates Agreement for the

Capitalization of YPF Energía Eléctrica S.A.

with GE Energy Financial Services, Inc.

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VI of the Merval Listing Regulations.

In that connection, we inform you that YPF S.A. (“YPF”) has entered into a memorandum of understanding (the “Agreement”) with GE Energy Financial Services, Inc (“GE”) that sets forth the conditions under which the parties will come to an agreement on the capitalization of YPF Energía Eléctrica S.A. (“YPF EE”).

The Agreement provides that GE intends to make a capital contribution, through a vehicle company, and subscribe shares of YPF EE with the purpose of having a shareholder participation of twenty five percent (25%) of YPF EE’s capital stock. This contribution will allow YPF EE to accelerate the development of its business plan.

Pursuant to the Agreement, and with the goal of implementing the aforementioned, the parties will negotiate the definitive binding documents (subscription agreement and shareholders’ agreement, among others), for their implementation as soon as possible.

Similarly, YPF is in negotiations with a third partner who would subscribe an additional 25% of YPF EE’s shares, in the same terms as those agreed upon with GE.

Currently, YPF EE has a net generation capacity of 1,417Mw, has projects in construction for an additional 755Mw, and is evaluating different projects to continue increasing its generation capacity with a total investment that could amount to approximately 1,300 million U.S. Dollars.

Yours faithfully,

Diego Celaá

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: December 15, 2017	By:	/s/ Diego Celaá
	Name:	Diego Celaá
	Title:	Market Relations Officer